                            Laddcap Value Partners LP
                           650 Fifth Avenue, Suite 600
                            New York, New York 10019

June 8, 2006


VIA EDGAR AND FACSIMILE 202-772-9203


Michael Pressman, Esq.
Special Counsel, Office of Mergers
  and Acquisitions
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

RE:      DELCATH SYSTEMS, INC. ("DELCATH")
         PREN14A FILED MAY 26, 2006
         ADDITIONAL SOLICITING MATERIALS FILED MAY 25, 2006
         FILED BY ROBERT LADD
         FILE NO. 5-60851

Dear Mr. Pressman:

In connection with the response by my counsel, Lowenstein Sandler PC, to your comment letter dated June 2, 2006 with respect to the captioned filing, I acknowledge that:

         o I am responsible for the adequacy of the disclosure in the Filing;

         o Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and

         o I may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under federal securities laws of the United States.

Very truly yours,

/s/ Robert Ladd
--------------------------------------------
Robert Ladd, in his capacity as the managing
member of Laddcap Value Associates LLC, the
general partner of Laddcap Value Partners LP